Exhibit “1”

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HANNOVER HOUSE, INC. (OTC: HHSE) – Tuesday, Nov. 10, 2020

A special meeting of the Board of Directors of Hannover House, Inc. was held on Tuesday, November 10, 2020 telephonically at 9:30-am CST. The purpose of this meeting was to address certain issues and disclosures which are required prior to the filing of either a Form 10-12(g) registration, or the companion S1 Stock Registration Offering that the company intends to pursue. The following items describe the issues addressed, and where indicated, the actions taken by the Board.

1). FORM 8k – S.E.C. NOTIFICATION OF CURRENT AND UPCOMING ACTIONS – Upon advice of counsel, HHSE management has been told to formally approve and announce certain corporate endeavors and anticipated actions, said announcements to occur prior to the principal S.E.C. offerings. This advance notification to shareholders shall be effected through the inclusion of these Board of Director’s Minutes into a Form 8k Information Announcement – which shall be considered as a supplemental shareholder notification that is in addition to – and not in lieu of – a separate § 240.14d-2 offering announcement filing under Section 14 of the Securities Act.

2). PROPOSED S1 REGISTRATION OFFERING – At a point in the very near-term future, the Company plans to file with the S.E.C. an offering for two (2) initial tranches of HHSE stock under a S1 Registration. Each of these first two stock offerings will be for a total of fifty-million-shares (50,000,000), with the first tranche being offered at three-cents ($.03) per share, and the second tranche being offered at five-cents ($.05) per share. The company hopes to raise a total of four-million dollars (USD $4,000,000) from these first two tranche offerings, of which approximately seventy percent (70%) shall be allocated solely and exclusively for the final pre-release preparation and launching of the MyFlix Streaming Service, and the remaining thirty percent (30%) to be utilized for payables / debt management of the Company. Shareholders are advised that these newly issued shares will be freely trading and available into the public market, and as such, shareholders will experience a dilution of their equity in the Company and a dilution of earnings-per-share on a going-forward basis. However, it is management’s belief that the premium pricing for the shares (e.g., $.03 and $.05) which is significantly higher than the current market pricing for shares, will encourage new S1 parties to hold onto their newly issued shares until a date in the future in which the Company’s share price would make a sale of these shares profitable. Accordingly, HHSE Management feels that existing shareholders prior to the S1 Offerings are unlikely to see an influx of new shares on the open market until the pricing of HHSE stock appreciates significantly.

3). INCREASE OF AUTHORIZED SHARES – The Board shall inform both the Wyoming Secretary of State and stock transfer agent Standard Registrar & Transfer Co, Inc. that the share structure of the company shall be modified as follows:

a). Effective Immediately, the total Authorized Common Stock Shares for the Company shall be increased to 980-million. At present, 831-million shares are in issue, and this adjustment from the current maximum ceiling of 900-million to the newly revised ceiling of nine-hundred-eighty-million (980,000,000) will provide the Company with available shares for the first two (2) sections of the S1 offering registration described hereunder.

b). In the event that the first two sections of the S1 offering are fully subscribed, the Board shall reasonably consider an additional change to the Company’s authorized share count in order to accommodate a potential third tranche of shares.

4). TIMING OF CORPORATE FILINGS – Following the required disclosures, including the release of these Board of Director’s Meeting Minutes and the prior notification of an offering under § 240.14d-2 of Section 14 of the Securities Act, the Board has authorized a prompt release and filing of both the Company’s Form 10-12(g) Registration Statement and the companion S1 Offering for the funding of future growth and operations.

On the above, addressed items, the Board of Directors voted unanimously as follows:

i). APPROVAL of the release of Board of Director’s Minutes as a portion of the advance notification required or recommended to Shareholders prior to a registration or offering;

ii). APPROVAL of the terms of structure for the first two tranches of stock to be offered under the S1 Registration (e.g., 50-mm shares at $.03 / share and 50-mm shares at $.05 / share), as well as the irrevocable instructions regarding use-of-proceeds derived therefrom;

iii). APPROVAL of the actions to increase the current Authorized Common Stock Shares to 980-million, and to promptly inform both the Wyoming Secretary of State and Standard Registrar & Transfer Co., Inc. of this change in the Company’s A/S.

iv). APPROVAL of the plans to work with corporate counsel and M2 Compliance to complete all of the necessary documents and filings – including those filings and disclosures recommended to occur prior to the Form 10-12(g) and S1 Offering – under the most expeditious schedule reasonably available.

There being no further issues addressed at this meeting, the Board adjourned at 10:06-am.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on the Minutes of the Board of Directors Meeting of Hannover House, Inc. to be signed on its behalf by the undersigned hereunto duly authorized.

HANNOVER HOUSE, INC.
(Registrant)
Date: November 10, 2020
/s/ Eric F. Parkinson
	By:	ERIC F. PARKINSON
Chairman, C.E.O. & Secretary